January 25, 1996



To the Board of Directors
Pioneer Railcorp
Peoria, Illinois



Gentlemen:

     It is my opinion that the Shares proposed to be sold to option-holders are authorized and that, when said options are exercised in a timely and proper manner, said shares will be validly existing, fully paid and non-assessable shares of the Class A Common Stock of the Company.

Sincerely yours,



/s/Daniel A. LaKemper,
General Counsel.